# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L207
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001815994

## Reporting persons
- Alexander E. Timm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,139,040; shared voting power 0; sole dispositive power 1,139,040; shared dispositive power 0; aggregate amount beneficially owned 1,139,040 (7.8% of the class); the aggregate amount excludes certain shares
  Comment: Notes to Rows 5, 7, and 9: Includes 82,647 shares of Class A common stock and 1,056,393 shares of Class B common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
  
  Note to Row 10: 10,791
  
  Note to Row 11: This percentage set forth on the cover sheets is calculated based upon 13,618,876 shares of Class A common stock reported to be outstanding as of July 30, 2025, as provided by the Issuer. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

## Item 1. Issuer
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500, Columbus, OH, 43215

## Item 2. Person Filing
Name of person filing: Alexander E. Timm
Address of principal business office or, if none, residence:
80 E RICH STREET
SUITE 500
COLUMBUS, OHIO 43215
Citizenship: US Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,139,040 shares

Includes 82,647 shares of Class A common stock and 1,056,393 shares of Class B common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
Percent of class: 7.8%
Sole power to vote or to direct the vote:
1,139,040 shares

See item 4.(a)
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition:
1,139,040 shares

See item 4.(a)
Shared power to dispose or to direct the disposition: Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alexander E. Timm: Alexander E. Timm, Alexander E. Timm (08/07/2025)